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                              July 12, 2021

       Anthony Geisler
       Chief Executive Officer
       Xponential Fitness, Inc.
       17877 Von Karman Ave, Suite 100
       Irvine, CA 92614

                                                        Re: Xponential Fitness,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 29, 2021
                                                            File No. 333-257443

       Dear Mr. Geisler:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 21, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 Filed June 29,
2021

       Prospectus Summary
       Recent Developments
       Preliminary Estimated Financial and Other Data, page 15

   1. We note you intend to provide preliminary estimated financial results for the three months ended June 30, 2021.
Please consider the following:

                                                              With respect to
your disclosure that    our final reported results may vary
                                                            materially from the
preliminary estimates,    please revise this statement to delete the
                                                            word    materially.

 Anthony Geisler
Xponential Fitness, Inc.
July 12, 2021
Page 2
             With respect to your financial measures expressed in ranges, please ensure that the ranges are sufficiently narrow to be meaningful.

             Where preliminary estimates differ from historical trends, provide an analysis of the change in trends.
Certain Relationships and Related Party Transactions
Amended LLC Agreement, page 170

2. Please revise your disclosure here, and elsewhere as appropriate, to provide a clear description of the material elements of the LLC unit transfer provisions included in the Amended LLC Agreement.
Description of Capital Stock
Certain Certificate of Incorporation, Bylaws and Statutory Provisions, page 192

3. We note your disclosure on page 192 that the exclusive forum provision in your amended and restated certificate of incorporation designates the federal district courts of the United
       States as the exclusive forum for claims arising under the federal securities laws of the
       United States, including claims arising under the Securities Act. We also note your risk factor on page 68 suggests that your amended and restated certificate of incorporation contains two exclusive forum provisions. Notwithstanding this, it appears that there is only one exclusive forum provision in your amended and restated certificate of incorporation, filed as Exhibit 3.2, and it explicitly states that the provision does not apply to claims arising under the Exchange Act or Securities Act. Please reconcile the exclusive forum provision in your amended and restated certificate of incorporation with the disclosure in the Registration Statement.
      Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at
202-551-
3264 with any other questions.



                                                              Sincerely,
FirstName LastNameAnthony Geisler
                                                              Division of
Corporation Finance
Comapany NameXponential Fitness, Inc.
                                                              Office of Trade &
Services
July 12, 2021 Page 2
cc:       Alan F. Denenberg
FirstName LastName